EXHIBIT 99.1

Fury Reports Intercept of 7.0 g/t Gold over 21.0 Metres at Eau Claire and Mobilizes Third Drill Rig

No other intercept of comparable true thickness has returned as high a grade at Eau Claire to date

TORONTO, July 13, 2026 (GLOBE NEWSWIRE) -- Fury Gold Mines Limited (TSX and NYSE American: FURY) ("Fury" or the "Company") is pleased to announce the second batch of assay results (8 holes, 5,064 metres (m)) from its ongoing Phase 2 (15,000–25,000-metre) drill program at the Eau Claire gold project ("Eau Claire" or the "Project"), and that it has mobilized a third diamond drill rig to the site. The Project is located in the Eeyou Istchee Territory in the James Bay Region of Northern Quebec.

The most significant result from this batch of drilling is conversion drill hole 26EC-115, which tested an inferred portion of the mineral resource approximately 52 m down strike of drill hole 26EC-102 and 32 metres west of hole 23EC-110. The hole intersected 7.01 g/t gold over 21.0 m, including 10.27 g/t gold over 11.0 m (Figure 2), confirming the continuity of the high-grade shoot within the modelled zone. No other intercept of comparable true thickness has returned as high a grade at Eau Claire to date, highlighting both the scale and quality of mineralization encountered in this hole.

“We are extremely pleased to report our best-ever intercept at Eau Claire to date,” commented Tim Clark, CEO of Fury. “These latest results continue to confirm the continuity and quality of mineralization as we convert inferred resources to higher-confidence categories, which warrants the addition of a third drill rig within the same sector, allowing us to follow up on these zones without slowing the pace of our Phase 2 program, supporting our ongoing prefeasibility study work.”

In addition, drill hole 26EC-110, which also targeted mineralization within an inferred portion of the Eau Claire mineral resource, returned multiple intercepts along its length, including 5.68 g/t gold over 2.97 m and 2.53 g/t gold over 4.95 m (Figure 3).

Drill holes 26EC-104, 26EC-105 and 26EC-113 returned a series of lower-grade intercepts within Zone 450, including 6.81 g/t gold over 0.98 m and 5.00 g/t gold over 1.96 m in 26EC-104, 5.07 g/t gold over 0.98 m in 26EC-105, and 7.31 g/t gold over 0.97 m in 26EC-113, further supporting the continuity of mineralization across the zone.

Four holes were drilled in the hinge area, with assay results currently available for three of those holes. Drill hole 26EC-111 intersected 20.60 g/t gold over 0.85 m, with drill holes 26EC-112 and 26EC-114 also returning gold mineralization (Figure 3).

Table 1: Recent Drill Highlights

Hole ID		From	To	Drilled Thickness (m)	True Thickness (m)	Au (g/t)	Zone
26EC-104		577.0	578.0	1.0	0.98	4.42	450
		582.5	583.5	1.0	0.98	2.24
		586.5	587.5	1.0	0.98	6.81
		601.0	602.0	1.0	0.98	3.31
		607.5	608.5	1.0	0.98	3.50
		639.0	641.0	2.0	1.96	5.00
		700.0	701.0	1.0	0.98	3.06
26EC-105		48.0	49.5	1.5	1.46	2.01	450
		372.5	373.5	1.0	0.98	5.07
		391.0	392.0	1.0	0.98	2.50
		401.5	407.0	5.5	5.41	1.46
		440.0	441.5	1.5	1.48	1.72
25EC-110		571.5	574.5	3.0	2.97	5.68	450
		645.0	648.0	3.0	2.97	1.81
		652.5	653.0	0.5	0.49	4.32
		657.5	660.0	2.5	2.47	2.73
		699.0	704.0	5.0	4.95	2.53
26EC-113		619.0	620.0	1.0	0.97	7.31	450
		775.0	776.0	1.0	0.97	4.26
26EC-115*		558.0	560.0	2.0	2.00	7.25	450
		572.0	573.0	1.0	1.00	3.19
		583.0	590.0	7.0	7.00	1.11
		593.0	614.0	21.0	21.00	7.01
	Including	593.0	604.0	11.0	11.00	10.27
26EC-111		189.5	191.0	1.5	0.85	20.60	Hinge
		252.0	253.5	1.5	0.86	2.45
26EC-112		138.0	141.0	3.0	1.61	1.93	Hinge
		163.5	165.0	1.5	0.81	3.36
26EC-114		119.0	122.0	3.0	0.85	3.09	Hinge

* Partial results

Phase 2 drilling is aimed at converting inferred mineral resources into higher-confidence categories and expanding the indicated mineral resource. To date, 23 drill holes totalling approximately 11,650 m have been completed, of which three holes were abandoned. Assay results are currently available for 8 holes totalling 5,064 m, with partial assay results available for one additional hole, representing approximately 17% of that hole.

With the addition of the third rig, Fury now has three drills active at Eau Claire, all operating within the same sector being tested under the Phase 2 program. The additional capacity will allow the Company to return to and further test certain zones that have already yielded significant drill results, while continuing to advance resource conversion and expansion drilling elsewhere within the modelled deposit. The company also plan to test for extensions of the high-grade shoot intersected in the hole 26EC-115, both up-plunge and down-plunge.

Figure 1: Long section of the Eau Claire Deposit looking north showing the locations of the completed and current drill holes in relation to the block model.

Figure 2: Long section of the Eau Claire Deposit looking north showing the High-grade Shoot locations and high-grade sample assays.

Figure 3: Eau Claire – Section 26EC-115 (partial result) and 26EC-110

Figure 4: Eau Claire – Section 26EC-097 and 26EC-102

Valérie Doyon, P.Geo, Senior Project Geologist at Fury, is a “qualified person” within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing HQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire with assay atomic absorption finish (Au-AA24) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-AA24 results were greater than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples and blanks, field and lab duplicates, and lab standards and blanks indicate good overall accuracy and precision.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused exploration company advancing the Eau Claire gold project towards development, which holds a 5.8% equity position in Contango Silver and Gold Inc. Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its gold portfolio through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com .

For further information on Fury Gold Mines Limited, please contact:

Salisha Ilyas, Investor Relations
Tel: (844) 601-0841
Email: info@furygoldmines.com
Website: www.furygoldmines.com

Forward-Looking Statements and Additional Cautionary Language

This news release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of applicable securities laws, which statements relate to the future exploration operations of the Company and may include other statements that are not historical facts. Specific forward-looking statements contained in this news release includes information relating to the Company’s ongoing exploration program at the Eau Claire project.

Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no certainty that such assumptions and expectations will prove to be materially correct. Mineral exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2025 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company’s Annual Report available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which is inherently uncertain.

Photos accompanying this announcement are available at

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